SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                            FORM S-6

 For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2

A.   Exact Name of Trust:             FT 441

B.   Name of Depositor:               NIKE SECURITIES L.P.

C.   Complete Address of Depositor's  1001 Warrenville Road
     Principal Executive Offices:     Lisle, Illinois  60532

D.   Name and Complete Address of
     Agents for Service:              NIKE SECURITIES L.P.
                                      Attention:  James A. Bowen
                                      Suite 300
                                      1001 Warrenville Road
                                      Lisle, Illinois  60532

                                        CHAPMAN & CUTLER
                                        Attention:  Eric F. Fess
                                        111 West Monroe Street
                                        Chicago, Illinois  60603

E.   Title of Securities
     Being Registered:                An indefinite number of
                                      Units pursuant to Rule
                                      24f-2 promulgated under
                                      the Investment Company Act
                                      of 1940, as amended.

F.   Approximate Date of Proposed
     Sale to the Public:              ____ Check if it is
                                      proposed that this filing
                                      will become effective on
                                      _____ at ____ p.m.
                                      pursuant to Rule 487.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.






               SUBJECT TO COMPLETION, DATED JUNE
9, 2000

   10 Uncommon Values(registered trademark), 2000
Qualified Portfolio

                                 FT 441

FT 441 is a series of a unit investment trust, the FT Series. FT 441 consists of a single portfolio known as 10
Uncommon Values(registered
trademark), 2000 Qualified Portfolio (the
"Trust"). The Trust invests in
a diversified portfolio of common stocks
("Securities") issued by 10
different companies. The Trust seeks to provide above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT
APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF
THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE
AND MAY BE CHANGED.
WE MAY NOT SELL THESE SECURITIES UNTIL THE
REGISTRATION STATEMENT FILED
WITH THE SECURITIES AND EXCHANGE COMMISSION IS
EFFECTIVE. THIS
PROSPECTUS IS NOT AN OFFER TO SELL THESE
SECURITIES AND IS NOT
SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY
STATE WHERE THE OFFER
OR SALE IS NOT PERMITTED.

                    First Trust(registered
trademark)
                               1-800-621-9533

             The date of this prospectus is
__________, 2000

                              Table of Contents

Summary of Essential Information
3
Fee Table
4
Report of Independent Auditors
5
Statement of Net Assets
6
Schedule of Investments
7
The FT Series
8
Portfolio
9
Risk Factors
9
Portfolio Securities Descriptions
10
Public Offering
10
Distribution of Units
11
The Sponsor's Profits
12
The Secondary Market
12
How We Purchase Units
12
Expenses and Charges
12
Tax Status
13
Rights of Unit Holders
14
Income and Capital Distributions
14
Redeeming Your Units
14
Investing in a New Trust
15
Removing Securities from the Trust
16
Amending or Terminating the Indenture
16
Information on the Sponsor, Trustee,
   Shareholder Servicing Agent and Evaluator
17
Other Information
18

                    Summary of Essential
Information

   10 Uncommon Values(registered trademark), 2000
Qualified Portfolio
                                 FT 441

                   At the Opening of Business on
the
                Initial Date of Deposit-
__________, 2000

                   Sponsor:   Nike Securities L.P.
                   Trustee:   The Chase Manhattan
Bank
Shareholder Servicing Agent:  BISYS Fund Services
Ohio, Inc.
                 Evaluator:   First Trust Advisors
L.P.

Initial Number of Units (1)
Fractional Undivided Interest in the Trust per
Unit (1)
1/
Public Offering Price:
   Aggregate Offering Price Evaluation of
Securities per Unit (2)
$10.000
   Maximum Sales Charge of .65% of the Public
Offering Price per Unit
      (.65% of the net amount invested) (3)
$10.000
   Less Deferred Sales Charge per Unit
$  .065
Public Offering Price per Unit (4)
$10.000
Sponsor's Initial Repurchase Price per Unit (5)
$10.000
Redemption Price per Unit (based on aggregate
underlying value of Securities) (5)
$10.000
CUSIP Number
30265N 429
Security Code

First Settlement Date
__________, 2000
Mandatory Termination Date (6)
________, 2001

_____________

                NOTES TO SUMMARY OF ESSENTIAL
INFORMATION

(1) As of the close of business on the Initial
Date of Deposit, we may
adjust the number of Units of the Trust. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE")
(generally 4:00 p.m.
Eastern time) on each day on which it is open (the
"Evaluation Time").

(3) The maximum sales charge consists entirely of a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the
Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your
Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public
Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period the Sponsor's Initial Repurchase
Price per Unit and Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee
Table." After such
date, the Sponsor's Initial Repurchase Price per
Unit and Redemption
Price per Unit will not include such estimated organization costs. See
"Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public
Offering" and "Expenses and Charges." Although the
Trust has a term of
approximately one year and is a unit investment trust rather than a mutual fund, this information allows you to compare fees


Amount

per Unit

_______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge
0.65%           $.065

=====           =====
Initial sales charge (paid at the time of
purchase)
0.00%(a)        $.000
Deferred sales charge (paid in installments or at
redemption)
0.65%(b)         .065

Organization Costs
(as a percentage of public offering price)
Estimated organization costs
 .090%(c)        $.0090

=====           =====

Estimated Annual Trust Operating Expenses(d)
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative
and evaluation fees                       .078%
$.0080
Creation and development fee
 .350%(e)         .0359
Trustee's fee, Shareholder Servicing Agent's fee
and other operating expenses
 .246%(f)         .0252

_____           _____
Total
 .674%           $.0691

=====           =====

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust for the periods shown and then sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the
Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

1 Year     3 Years    5 Years    10 Years
______     ______     ______     ______
$141       $440       $760       $1,665

The example will not differ if you hold rather than sell your Units at the end of each period.

________________

(a) There is no initial sales charge on Trust
Units.

(b) The deferred sales charge is a fixed dollar amount equal to $.065 per
Unit which, as a percentage of the Public Offering
Price, will vary over
time. The deferred sales charge will be deducted in 12 monthly installments commencing July 20, 2000.

(c) Estimated organization costs will be deducted from the assets of the
Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d) With the exception of the creation and development fee, each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time. The
Sponsor will bear annual Trust Operating Expenses in excess of the amounts set forth above (if applicable) for the Trust.

(e) The creation and development fee compensates the Sponsor for creating and developing the Trust. During the life of the Trust, this fee is accrued daily based on the Trust's net asset value at the annual rate of
0.35%. The Trust pays the amount of any accrued creation and development fee to the Sponsor monthly from the Trust's assets. In connection with the creation and development fee, in no event will the Sponsor collect over the life of the Trust more than 0.35% of a Unit holder's initial investment.

(f) Other operating expenses include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

                         Report of Independent
Auditors

The Sponsor, Nike Securities L.P., and Unit
Holders
FT 441

We have audited the accompanying statement of net assets, including the schedule of investments, of FT 441, comprised of the 10 Uncommon
Values(registered trademark), 2000 Qualified
Portfolio, as of the
opening of business on __________, 2000. This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the letter of credit held by the Trustee and deposited in the Trust on __________, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the
Sponsor, as well as evaluating the overall presentation of the statement of net assets. We believe that our audit of the statement of net assets provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of FT 441, comprised of the 10 Uncommon Values(registered trademark), 2000
Qualified Portfolio, at the opening of business on __________, 2000 in conformity with accounting principles generally accepted in the United
States.


                                           ERNST &
YOUNG LLP

Chicago, Illinois
__________, 2000

                          Statement of Net Assets

   10 Uncommon Values(registered trademark), 2000
Qualified Portfolio
                                 FT 441

                  At the Opening of Business on
the
               Initial Date of Deposit-__________,
2000


NET ASSETS
Investment in Securities represented by purchase
contracts (1) (2)
$
Less liability for reimbursement to Sponsor for
organization costs (3)
(   )

________
Net assets
$

========
Units outstanding


ANALYSIS OF NET ASSETS
Cost to investors (4)
$
Less sales charge (4)
(0)
Less estimated reimbursement to Sponsor
   for organization costs (3)
(   )

________
Net assets
$

========

__________

                    NOTES TO STATEMENT OF NET
ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of
Investments" is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The
Chase Manhattan Bank,
of which $200,000 will be allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $.0090 per
Unit for the Trust. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public
Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) No initial sales charge will be assessed on Trust Units. A deferred sales charge aggregating $.065 per Unit, which will be paid to us in 12 approximately equal monthly installments beginning on July 20, 2000 and on the 20th day of each month thereafter (or the preceding business day if the 20th day is not a business day) through June 20, 2001, will be assessed on Trust Units outstanding on each installment payment date. If you redeem Units you will not have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

                           Schedule of Investments

   10 Uncommon Values(registered trademark), 2000
Qualified Portfolio
                                 FT 441

                       At the Opening of Business
on the
                     Initial Date of Deposit-
__________, 2000


Percentage         Market       Cost of
Number     Ticker Symbol and
of Aggregate       Value per    Securities to
of Shares  Name of Issuer of Securities (1)
Offering Price     Share        the Trust (2)
_________  ____________________________________
__________         ______       _____________

%

%

%

%

%

%

%

%

%

%

______                          ________
                      Total Investments
100%                           $

=======                         ========

_____________

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the
Securities on __________, 2000. The Trust has a mandatory termination date of ________, 2001.

(2) The cost of the Securities to the Trust
represents the aggregate
underlying value with respect to the Securities
acquired (generally
determined by the closing sale prices of the
listed Securities and the
ask prices of the over-the-counter traded
Securities at the Evaluation
Time on the business day preceding the Initial
Date of Deposit). The
valuation of the Securities has been determined by
the Evaluator, an
affiliate of ours. The cost of the Securities to
us and our profit or
loss (which is the difference between the cost of
the Securities to us
and the cost of the Securities to the Trust) are $
and $   ,
respectively.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT
441, consists of a single portfolio known as 10
Uncommon
Values(registered trademark), 2000 Qualified
Portfolio.

Units of the Trust are only available to employee benefit plans established pursuant to Sections 401(a) or 457 of the Internal Revenue
Code of 1986, as amended ("Eligible Plans").
Eligible Plans will invest
in Units of the Trust in accordance with allocation instructions received from employees pursuant to their respective terms. Accordingly, the interests of an employee in the Units of the Trust are subject to the terms of their respective Eligible Plan and the terms on which Units of the Trust are offered as an investment alternative under such
Eligible Plan. As used herein, Unit holder shall refer to an Eligible
Plan.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities
L.P., as Sponsor, The
Chase Manhattan Bank as Trustee, BISYS Fund
Services Ohio, Inc. as
Shareholder Servicing Agent and First Trust
Advisors L.P. as Portfolio
Supervisor and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE
NATURE, STRUCTURE AND
RISKS OF THIS PRODUCT IN AN "INFORMATION
SUPPLEMENT" BY CALLING THE
TRUSTEE AT 1-800-682-7520.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, additional
Securities, or cash
(including a letter of credit) with instructions to buy more Securities, may be deposited in the Trust to create new Units for sale. Additional
Units will be created, to the extent practicable, according to the percentage relationship established among the
Securities on the Initial
Date of Deposit (as set forth in "Schedule of Investments"), and not the actual percentage relationship existing on the day new Units are created, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional
Securities or cash in
the Trust. If cash is deposited, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the
Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the
Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to the Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the
Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the
Securities initially deposited in the Trust fails, unless we can purchase substitute Securities ("Replacement
Securities") we will refund
to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income
Distribution Date. Any
Replacement Security the Trust acquires will be identical to those from the failed contract.

Page 8


                        Portfolio

Objectives.

The objective of the Trust is to provide the potential for above-average capital appreciation by investing the Trust's portfolio in the common stock of companies that comprise the 10 Uncommon
Values(registered
trademark) portfolio for 2000. The 10 Uncommon
Values(registered
trademark) is an annual compilation of the 10 common stocks selected by the Investment Policy Committee of Lehman Brothers
Inc. with the
assistance of the Research Department of Lehman
Brothers Inc. which, in
the opinion of Lehman Brothers Inc., have the greatest potential for capital appreciation during the next year. This selection was based upon a determination by Lehman Brothers Inc. that the selected stocks are deemed to have an above-average capital appreciation potential against the Standard & Poor's 500 Composite Stock Price
Index (the "S&P 500
Index") over the 12 months following the selection of the portfolio.

Each year since 1949, a portfolio of 10 Uncommon
Values(registered
trademark) has been selected by Lehman Brothers
Inc.'s Investment Policy
Committee, with the assistance of more than 70 analysts from the
Research Department of Lehman Brothers Inc. (or a predecessor firm). The
Research Department currently follows
approximately 1,000 companies.
Months before the Investment Policy Committee makes the final determination for the annual 10 Uncommon
Values(registered trademark)
portfolio, Lehman Brothers Inc.'s equity analysts begin recommending stocks to the Investment Policy Committee that they believe will provide greater capital appreciation potential than the S&P 500 Index during the
12 months following the portfolio selection. These stocks were selected based on an examination of fundamental, sector and technical attributes for each company.

Fundamental Analysis. Each Lehman Brothers Inc.
equity research analyst
appears before the firm's Investment Policy
Committee to present the
best ideas, from the universe of stocks they follow, for the next 12 months. The Investment Policy Committee analyzes each idea in terms of the underlying fundamentals for the company and for the industry. After this intensive screening process has been completed, the list of stocks is reviewed again to determine which companies offer the best potential to outperform the S&P 500 Index.

Sector Analysis. The Investment Policy Committee then examines factors relating to the chosen sector, including where it is in the economic cycle and its implications for each company's prospects.

Technical Analysis. Each selection's trading pattern is reviewed to determine a technical snapshot. Historical and recent price movements are also reviewed. Finally, the Lehman Brothers
Inc. Investment Policy
Committee selects what it believes to be the 10 best ideas for the year, the 10 Uncommon Values(registered trademark).

Lehman Brothers Inc. is a global investment bank with nearly 150 years of experience in analyzing securities markets.
Lehman Brothers Inc.'s
Equity Research Department, dedicated to providing insightful analysis of global stock markets and companies, is recognized for the quality and timeliness of its investment recommendations. Over
135 Lehman Brothers
Inc. analysts provide in-depth coverage of more than 60 industries worldwide, with teams located in New York, Boston, San Francisco,
Washington, D.C., London, Sao Paulo, Tokyo and
Hong Kong.

The Trust is not sponsored or created by Lehman
Brothers Inc. Lehman
Brothers Inc. may receive fees for brokerage services provided to trusts sponsored by us. Lehman Brothers Inc., in its general securities business, acts as agent or principal in connection with the purchase and sale of common stocks, including the Securities in the Trust. In addition, Lehman Brothers Inc. may have acted as market maker, underwriter, manager or co-manager of a public offering of the
Securities during the last three years.

There is, of course, no guarantee that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                      Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the
Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. As a result of the increasing popularity of the 10 Uncommon
Values(registered
trademark) strategy, the purchase and sale of Securities in conjunction

Page 9

with the creation or termination of the Trust may amplify normal market fluctuations in the value of the Securities, which may negatively impact the value of your Units. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time or that you won't lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance
Corporation or any other government agency.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

            Portfolio Securities Descriptions

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We have obtained the foregoing descriptions from
sources we deem
reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the
Securities;

- The amount of any cash in the Income and Capital
Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which consists solely of a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until the business day following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record
Owner") on the date of
settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the
Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange
Commission ("SEC")
and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the Trust.
Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trust).
During the period
ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of

Page 10

these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional
Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Statement of Net
Assets," this will result
in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust.
When Securities are sold
to reimburse the Sponsor for organization costs, the Trustee will sell
Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Sales Charges.

The maximum sales charge is entirely deferred. The deferred sales charge is a fixed dollar amount equal to approximately
$.065 per Unit per month
and will be deducted from the Trust's assets on approximately the twentieth day of each month over the life of the Trust. If you purchase
Units after the initial deferred sales charge payment, you will only be subject to any remaining deferred sales charge payments. At the Public
Offering Price per Unit set forth in "Summary of Essential Information," the maximum sales charge equals 0.65% of the Public Offering Price. The maximum sales charge will vary from 0.65% with changes in the Public
Offering Price but in no case will it exceed 1.0% of the Public Offering
Price (equivalent to 1.0% of the net amount invested, exclusive of the deferred sales charge).

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the
Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the
Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term
"business day" as used in this
prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system
(unless it is
determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the
Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states.
All Units will be sold at the then current Public
Offering Price.

Dealer Concessions.

Dealers and others can purchase Units at prices which represent a concession or agency commission of up to $.04 per Unit.

We reserve the right to change the amount of concessions or agency commissions from time to time. If we reacquire, or the Trustee redeems,
Units from brokers, dealers or other selling agents while a market is being maintained for such Units, such entities agree to immediately repay to us any concession or agency commission relating to the reacquired Units. Certain commercial banks may be making Units of the
Trust available to their customers on an agency basis. A portion of the

Page 11

sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of
Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of
Units of the Trust. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of
Trust assets. These programs will not change the price you pay for your
Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trust
(which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from
Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World
Report, BusinessWeek,
Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of the Trust as stated in "Public
Offering." Also, any
difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note
2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering
Price they receive when
they sell the Units.

In maintaining a market for Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase
Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the
Evaluator fees and costs to transfer and record the ownership of Units, if any. We may discontinue purchases of Units at any time. IF YOU WISH
TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR
THE CURRENT MARKET
PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO
THE SHAREHOLDER
SERVICING AGENT.

                  How We Purchase Units

The Shareholder Servicing Agent will notify us of any tender of Units for redemption. If our bid is equal to or greater than the Redemption
Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the
Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase
Units, the Shareholder
Servicing Agent or Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table."
If actual expenses exceed the estimate, the Trust will bear the excess.
The Trustee will pay operating expenses of the Trust from the Income
Account of the Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trust, and will receive brokerage fees

Page 12

when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trust and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trust.
In providing portfolio
supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust.

The fees payable to us, First Trust Advisors L.P.
and the Trustee are
based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period for our fees and First Trust Advisors' fees, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid.
The fees payable to
the Shareholder Servicing Agent are a fixed dollar amount for the Trust.
Each of these fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such service in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is accrued
(and becomes a liability of the Trust) on a daily basis. The dollar amount of the creation and development fee accrued each day, which will vary with fluctuations in the Trust's net asset value, is determined by multiplying the net asset value of the Trust on that day by 1/365 of the annual creation and development fee of 0.35% per Unit. The total amount of any accrued but unpaid creation and development fee is paid to the
Sponsor on a monthly basis from the assets of the Trust. If you redeem your Units, you will only be responsible for any accrued and unpaid creation and development fee through the date of redemption. In connection with the creation and development fee, in no event will the
Sponsor collect over the life of the Trust more than 0.35% of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to the Trust's operating expenses, and the fees described above, the Trust may also incur the following charges:

- A license fee payable by the Trust for the use of certain trademarks and trade names of Lehman Brothers Inc.;

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the
Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- -Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of the Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trust. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trust. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities to make cash available to pay these charges. Any compensation or other consideration we or our affiliates receive on
Units held in Eligible Plans offered to employees of ours or our affiliates will be remitted to such Eligible Plans to the extent the receipt of such compensation or other consideration by us or our affiliates is not permitted by ERISA.

                       Tax Status

The Trust is not an association taxable as a corporation for federal income tax purposes. Because the Eligible Plans are exempt from tax under Sections 501(a) or 457 of the Internal
Revenue Code of 1986, as
amended, while Units are held by Eligible Plans, neither such Eligible
Plans nor any participating employee will be taxed on income from the
Trust.

Under the existing income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation.

Page 13


                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat the Shareholder Servicing
Agent as sole Record
Owner of Units on its books. The Shareholder
Servicing Agent will keep a
record of all individual Unit holders on its books. It is your responsibility to notify the Shareholder Servicing
Agent when you become
Record Owner. All Units will be held in
uncertificated (book-entry) form.

The Shareholder Servicing Agent will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Shareholder Servicing
Agent will send you:

- A written initial transaction statement containing a description of the Trust;

- The number of Units issued or transferred;

- Your name, address and Taxpayer Identification
Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Unit Holder Reports.

In connection with each distribution, the Shareholder Servicing Agent will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the
Shareholder Servicing Agent will provide Eligible
Plans with the
following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the
31st day of December of
such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Shareholder Servicing
Agent copies of the
evaluations of the Securities as prepared by the Evaluator.

            Income and Capital Distributions

You are eligible to receive distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on the
Trust's Securities to the Income Account. All other receipts, such as return of capital, are credited to the Capital
Account.

The Trustee will distribute any net income in the Income Account as well as amounts in the Capital Account as part of the final liquidation distribution in the case of Rollover Unit holders and others. No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. For purposes of distributions, the Record Date shall be the Mandatory Termination Date and Unit holders on the Record
Date shall receive distributions as part of the final liquidation distribution (the "Distribution Date").

We anticipate that there will be enough money in the Capital Account to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

The Trustee may establish reserves (the "Reserve
Account") within the
Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

                  Redeeming Your Units

Each Eligible Plan may redeem all or a portion of its Units at any time by sending a request for redemption to the Shareholder Servicing Agent, who will forward such information to the Trustee.
The redemption request
must be properly endorsed with proper instruments of transfer and signature guaranteed by an eligible institution.
No redemption fee will
be charged, but you are responsible for any governmental charges that apply. One business day after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the
Date of Tender.

The Date of Tender is considered to be the date on which the Shareholder
Servicing Agent receives your redemption request
(if such day is a day

Page 14

the NYSE is open for trading). However, if your redemption request is received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account.

The Trustee may sell Securities to make funds available for redemption.
If Securities are sold, the size and
diversification of the Trust will
be reduced. These sales may result in lower prices than if the
Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the
Trustee by:

adding

1. cash in the Income and Capital Accounts not designated to purchase
Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made; and

5. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Until the earlier of six months after the Initial
Date of Deposit or the
end of the initial offering period, the Redemption
Price per Unit will
include estimated organization costs as set forth under "Fee Table."

                Investing in a New Trust

The Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period.
When the Trust is
about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If your Eligible Plan assets are invested in Units of the Trust on the
Mandatory Termination Date set forth under "Summary of Essential
Information" (a "Rollover Unit holder"), the
Trustee, acting in its
capacity as Distribution Agent, will redeem such Units and reinvest the proceeds into the New Trust, provided such New
Trust is offered and
Units are available. If you no longer wish to have your Eligible Plan assets invested in the Trust you can change your Eligible Plan allocation instructions at any time as permitted by your Eligible Plan.
As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Distribution
Agent on the Mandatory
Termination Date. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of the New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject only to the maximum remaining deferred sales charge on such units.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in the New Trust's portfolio. Rollover Unit holders will be given first priority to

Page 15

purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in the New Trust may not be fully invested on the next business day.

If you elect not to participate as a Rollover Unit holder ("Remaining
Unit holders"), you will not be charged any additional sales charge due to the Special Redemption and Liquidation Period.
We may modify, amend
or terminate this rollover option upon 60 days notice.

           Removing Securities from the Trust

The portfolio of the Trust is not managed.
However, we may, but are not
required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of
Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust.

Except in the limited instance in which the Trust acquires Replacement
Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio
Supervisor. Any proceeds
received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling
Securities, exchanged securities or property from the Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed. To get the best price for the Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of Units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute the Trust's portfolio transactions, or when acting as agent for the Trust in acquiring or selling Securities on behalf of the Trust.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any
governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the Mandatory Termination Date. The Trust may be terminated prior to the

Mandatory Termination Date:

- Upon the consent of 100% of the Unit holders;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your Units. If the
Trust is terminated due to this last reason, we will refund your entire sales charge; however, we will not refund any sales charge if the Trust is terminated before the Mandatory Termination
Date for any other stated
reason. For various reasons, the Trust may be reduced below the
Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory
Termination Date. We will determine the manner and timing of the sale of
Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the Rollover
Option, you will
receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital
Accounts, within a
reasonable time after the Trust is terminated.
Regardless of the
distribution involved, the Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the
Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee,
Shareholder
              Servicing Agent and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust
Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974.
To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc.
and Securities Investor Protection Corporation.
Our principal offices
are at 1001 Warrenville Road, Lisle, Illinois
60532; telephone number
(630) 241-4141. As of December 31, 1999, the total
partners' capital of
Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on
Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New
York 10017 and its unit
investment trust office at 4 New York Plaza, 6th
Floor, New York, New
York, 10004-2413. If you have questions regarding the Trust, you may call the Customer Service Help Line at 1-800-682-
7520. The Trustee is
supervised by the Superintendent of Banks of the State of New York, the
Federal Deposit Insurance Corporation and the
Board of Governors of the
Federal Reserve System.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

The Shareholder Servicing Agent.

The Shareholder Servicing Agent is BISYS Fund
Services Ohio, Inc. with
its principal place of business at 3435 Stelzer
Road, Columbus, Ohio
43219. If you have questions regarding the Trust, you may call the
Shareholder Servicing Agent at (800) 266-5240. The
Shareholder Servicing
Agent has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor, Shareholder
Servicing Agent and
Trustee.

Neither we, the Shareholder Servicing Agent nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Shareholder
Servicing Agent's and Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the
Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust;
or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an
Illinois limited
partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road,
Lisle, Illinois 60532.

The Trustee, Sponsor, Shareholder Servicing Agent and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The
Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor,
Shareholder Servicing Agent or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe
St., Chicago, Illinois,
60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law.
Carter, Ledyard &
Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trust's statement of net assets, including the schedule of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trust's statement of net assets, including the schedule of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst
& Young LLP's report,
given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout.
This information
states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left
blank.

Page 19


                    FIRST TRUST(registered
trademark)

   10 Uncommon Values(registered trademark), 2000
Qualified Portfolio
                                 FT 441

                                Sponsor:

                           Nike Securities L.P.

                    1001 Warrenville Road, Suite
300
                          Lisle, Illinois 60532
                             1-630-241-4141

 Shareholder Servicing Agent:
Trustee:

BISYS Fund Services Ohio, Inc.        The Chase
Manhattan Bank

       3435 Stelzer Road             4 New York
Plaza, 6th floor
     Columbus, Ohio 43219           New York, New
York 10004-2413
        1-800-266-5240                     1-800-
682-7520
                                        24-Hour
Pricing Line:
                                           1-800-
446-0132

                        ________________________

 When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE
AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY,
SECURITIES OF A FUTURE SERIES
 UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE
SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE
WHERE A SALE WOULD BE
                                ILLEGAL.

                        ________________________

    This prospectus contains information relating to the 10 Uncommon
  Values(registered trademark), 2000 Qualified
Portfolio, but does not
  contain all of the information about this investment company as filed with the Securities and Exchange Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-_____) and

-  Investment Company Act of 1940 (file no. 811-
05903)

    Information about the Trust, including its Code of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-
8090.

  Information about the Trust is available on the EDGAR Database on the
                      Commission's Internet site
at
                           http://www.sec.gov.

                 To obtain copies at prescribed
rates -

              Write: Public Reference Section of
the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov

                            __________, 2000

           PLEASE RETAIN THIS PROSPECTUS FOR
FUTURE REFERENCE

Page 20


                   First Trust (registered
trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 441 not found in the prospectus for the Trust. This
Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This
Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated __________,
2000. Capitalized terms
have been defined in the prospectus.

                            Table of Contents

Risk Factors
   Securities
1
   Dividends
1
Concentration


Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.
Both U.S. and foreign
markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities.
The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.

Concentration

Page 1



                           MEMORANDUM

                           Re:  FT 441

     The only difference of consequence (except as described below) between FT 433, which is the current fund, and FT 441, the filing of which this memorandum accompanies, is the change in the series number. The list of securities comprising the Fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of Units in the Fund and the statement of condition of the new Fund, will be filed by amendment.


                            1940 ACT


                      FORMS N-8A AND N-8B-2

     These forms were not filed, as the Form N-8A and Form N-8B-2 filed in respect of Templeton Growth and Treasury Trust, Series 1 and subsequent series (File No. 811-05903) related also to the subsequent series of the Fund.


                            1933 ACT


                           PROSPECTUS

     The only significant changes in the Prospectus from the FT 433 Prospectus relate to the series number and size and the date and various items of information which will be derived from and apply specifically to the securities deposited in the Fund.




               CONTENTS OF REGISTRATION STATEMENT


ITEM A    Bonding Arrangements of Depositor:

          Nike Securities L.P. is covered by a Broker's Fidelity
          Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of
          Pittsburgh.

ITEM B This Registration Statement on Form S-6 comprises the following papers and documents:

          The facing sheet

          The Prospectus

          The signatures

          Exhibits







                               S-1
                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 441 has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on June 9, 2000.

                           FT 441
                                     (Registrant)

                           By:    NIKE SECURITIES L.P.
                                  (Depositor)


                           By        Robert M. Porcellino
                                     Senior Vice President


     Pursuant to the requirements of the Securities Act of  1933,
this  Registration  Statement  has  been  signed  below  by   the
following person in the capacity and on the date indicated:


NAME                   TITLE*                      DATE

David J. Allen         Sole Director of
                       Nike Securities        June 9, 2000
                       Corporation, the
                       General Partner of
                       Nike Securities L.P. Robert M. Porcellino
                                              Attorney-in-Fact**

___________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated by this reference.


                               S-2
                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


                  CONSENT OF ERNST & YOUNG LLP

     The consent of Ernst & Young LLP to the use of its name and to the reference to such firm in the Prospectus included in this Registration Statement will be filed by amendment.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.


                               S-3
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and Nike Financial Advisory Services L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1* Form  of  Trust Agreement for FT 441 among Nike Securities
       L.P., as Depositor, The Chase Manhattan Bank, as Trustee and First Trust Advisors L.P., as Evaluator and Portfolio
       Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3    Copy   of   Amended   and  Restated  Limited   Partnership
       Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5    Copy  of  By-Laws  of  Nike  Securities  Corporation,  the
       general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

2.1    Copy of Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1* Opinion of counsel as to legality of Securities being registered.

                               S-4

3.2* Opinion of counsel as to Federal income tax status of Securities being registered.

3.3* Opinion of counsel as to New York income tax status of Securities being registered.

3.4*   Opinion of counsel as to advancement of funds by Trustee.

4.1*   Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No.
       33-63483]  filed  on  behalf of The First  Trust  Combined
       Series 258).

___________________________________
* To be filed by amendment.

                               S-5